Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 3, 2015, Integrys Energy Group, Inc. (“Integrys”) posted the following Q&A sheet to the Integrys transaction website:

Integrys Energy Group, Inc.
Share Exchange & Misc. Shareholder
Q&A

SHARE EXCHANGE:

Q1:	I already own shares of Wisconsin Energy stock and the shares are managed by Computershare. Will this cause a problem since my Integrys Energy Group shares, which are at American Stock Transfer, will be exchanged for Wisconsin Energy shares, and will be placed into a Direct Registration account at Computershare?

A:	No. If the stock registration for both your Integrys Energy Group shares and your Wisconsin Energy shares is exactly the same AND if the tax identification number (tax ID) on both accounts is exactly the same, then Computershare will combine the two accounts into one Wisconsin Energy account. If either the name on the Integrys Energy Group or Wisconsin Energy stock accounts differs or if the tax ID differs, then a new Computershare account will be established. If you end up having two stock accounts at Computershare, you can submit a request to combine the two stock accounts.

Q2:	With the termination of the Integrys Energy Group Stock Investment Plan and the merger exchange later this summer, will I lose any of my Integrys Energy Group stock?

A:	For each Integrys Energy Group share you own, you will receive both the stock and cash portions of the merger consideration, as outlined below.

For each Integrys Energy Group share you own, you will receive: ● 1.128 Wisconsin Energy shares, and ● $18.58 in cash.

The following example outlines the merger consideration that will be received by an Integrys Energy Group shareholder that owns 50 shares of Integrys Energy Group stock:
  ●   50 Integrys Energy Group shares x 1.128 = 56.4 Wisconsin Energy shares
  ●   50 Integrys Energy Group shares x $18.58 = $929 cash payment

Please note that, in lieu of fractional Wisconsin Energy shares, you will receive a cash payment.

Q3:	When the merger closes, will I receive the cost basis for my Integrys Energy Group shares so that I can determine my capital gain for the $18.58 you will be sending me?

A:	No, we will not send you your cost basis information when the merger closes. Limited cost basis data is tracked by the Integrys Energy Group transfer agent, American Stock Transfer. Prior to the close of the merger with Wisconsin Energy, contact American Stock Transfer at 800-236-1551, to obtain cost basis information. After the merger closes, please contact Computershare Shareowner Services at 800-558-9663 for assistance.

Q4:	After Computershare automatically exchanges my Integrys Energy Group book-entry/direct registration shares for the merger consideration, can I sign up to receive my Wisconsin Energy dividend via direct deposit to my checking account?

A:	Yes. Wisconsin Energy allows all shareholders to elect direct deposit for the cash dividend. In order to sign up for direct deposit, you will need to complete a Direct Deposit form, after the close of the merger. After the merger closes, please contact Computershare Shareowner Services at 800-558-9663 for assistance with this request.

Q5:	Some of my Integrys Energy Group shares are in paper stock certificate form. Should I send the stock certificate back to Computershare securely?

A:	The business reply envelope that the exchange agent, Computershare, will send you will not be postage-paid or secured. Therefore, when returning your stock certificates, we suggest that you insure the package. If the stock certificate is lost in the mail, you are responsible for replacing it at a cost of approximately 3% of the value of the shares, plus an administrative fee.

Q6:	What security measures are in place to prevent the loss of Integrys Energy Group shares during the share exchange process?

A:	No matter whether your stock account is held at American Stock Transfer or at Computershare, both American Stock Transfer and Computershare have security measures in place to prevent the theft or loss of shares in connection with the share exchange process. In addition, a multi-layered authentication process is in place to ensure the security of shareholder stock accounts. Shareholders that call in by phone are required to go through authentication questions. Shareholders that access their account online are required to go through setup and registration in order to establish login credentials.

Q7:	Will an Integrys Energy Group shareholder that participates in the Integrys Energy Group Stock Investment Plan today be required to make the minimum initial investment under the Wisconsin Energy Stock Plus Plan in order to join the Wisconsin Energy Stock Plus Plan? If so, what is that amount? Or, will you provide an exemption to an Integrys Energy Group participant?

A:	In order to participate in the Wisconsin Energy Stock Plus Plan, you must either be a registered stockholder or make an initial investment of at least $250. Subsequent investments may be as little as $25. Please review the complete prospectus for additional information and terms, and review Appendix A to the prospectus for fees and limitations. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by prospectus.

Q8:	After the Integrys Energy Group Stock Investment Plan terminates effective June 10, will I be able to transfer my shares to a brokerage account?

A:	Integrys Energy Group shareholders will continue to have the ability to transfer shares to a broker up until the date that Integrys Energy Group terminates American Stock Transfer as the Company’s transfer agent and registrar. Instead of transferring Plan shares, you would instead transfer your Direct Registration shares to your broker. You will also be able to direct your broker to request your shares electronically.

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy and Integrys, Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. There are several factors which could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.